PW

[redacted]

11021868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAY 27 2011
Washington, DC
110

SEC FILE NUMBER
8-17613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2010 (MM/DD/YY) AND ENDING MARCH 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2682 BISHOP DRIVE, SUITE 123
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

SEE ATTACHED CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.-SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of May (Month), 20 11 (Year), by

(1) Clarence Yee (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________ (Name of Signer),

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

LAURA WICH
Commission # 1807812
Notary Public - California
Contra Costa County
My Comm. Expires Jul 28, 2012

Signature (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: n/a Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2011

TABLE OF CONTENTS

	PAGE NO.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	3
STATEMENT OF INCOME AND RETAINED EARNINGS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 9
SUPPLEMENTARY INFORMATION	
SCHEDULE I - COMPUTATION OF NET CAPITAL	10
SCHEDULE II - RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS	11
SCHEDULE III - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	12
SCHEDULE IV - COMPUTATION OF AGGREGATE INDEBTEDNESS	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	14 - 15

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT AUDITOR'S REPORT

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

We have audited the accompanying statement of financial condition of **L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY,** as of March 31, 2011 and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **L.S.Y. INC., DBA AMERICAN INVESTORS COMPANY** as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen & Company

May 23, 2011

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS

Cash and cash equivalents	$ 251,118
Commissions and fees receivable	1,283,817
Marketable securities	32,713
Non-marketable securities	77,520
Prepaid expenses	24,034
Furniture and equipment, at cost, less accumulated depreciation of $48,741	4,644
Other assets	89,702
Total assets	$ 1,763,548

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 45,941
Commissions payable		1,169,603
Accrued wages and benefits		77,468
Payroll taxes payable		8,021
Total liabilities		1,301,033
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	50,475	
Retained earnings	342,040	
Total stockholders' equity		462,515
Total liabilities and stockholders' equity		$ 1,763,548

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2011

	Balance March 31, 2010	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2011
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	475	---	50,000	50,475
Retained earnings	481,053	(139,013)	---	342,040
Total	$ 551,528	$(139,013)	$ 50,000	$ 462,515

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2011

REVENUES		
Commissions		$ 5,610,160
Fees		5,017,987
Other		27,199
Total revenues		10,655,346
OPERATING EXPENSES		
Commissions	$ 9,453,858	
Customer settlement	400,000	
Advertising	2,150	
Automobile and travel	13,700	
Depreciation	3,192	
Dues and subscriptions	2,574	
Employee benefits	69,888	
Insurance	8,281	
Miscellaneous	921	
Office salaries	470,382	
Officers' salaries	178,615	
Office supplies and postage	19,926	
Outside services	29,638	
Professional services	41,822	
Rent	73,405	
Repairs and maintenance	10,585	
Taxes, licenses and regulatory fees	82,313	
Telephone	6,446	
Total operating expenses		10,867,696
Income(loss) before income taxes(benefit)		(212,350)
INCOME TAXES (BENEFIT)		(73,337)
NET INCOME (LOSS)		(139,013)
RETAINED EARNINGS		
Balance - beginning of year		481,053
Balance - end of year		$ 342,040

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(139,013)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	3,192
(Increase) decrease in:	
Commissions and fees receivable	(230,720)
Marketable securities	(3,987)
Non-marketable securities	(14,160)
Prepaid expenses	955
Other assets	(78,052)
Increase (decrease) in:	
Accounts payable	1,580
Commissions payable	160,705
Accrued wages and benefits	46,076
Payroll taxes payable	4,018
Accrued legal expenses	(71,914)
Net cash used by operating activities	(321,320)
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in surplus	50,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(271,320)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	522,438
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 251,118

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 2,466

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public and generates fees through investment management and advisory services. Over 53% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable and non-marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Advertising - The Company expenses advertising costs as incurred.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for unrealized gain on investment securities, depreciation timing differences and net operating loss carryovers. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2011.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2011 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $371,915.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 4, 2011 through March 4, 2012 for itself and its registered representatives. The total premium for the policy period will be $152,733. As of March 31, 2011 the portion of the premium earned by the insurance provider is less than the $22,910 the Company has paid. The balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $5,016 resulting in unrealized gains of $27,697, including an unrealized gain of $3,987 for the year ended March 31, 2011.

Non-marketable securities valued at market have a cost of $66,600 resulting in unrealized gains of $10,920, including an unrealized gain of $14,160 for the year ended March 31, 2011.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of all employees' annual net compensation, to a maximum of $49,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2011, included in employee benefits expense, was $18,853.

NOTE 9 - On June 1, 2009 the Company extended the lease for its current administrative offices, covering the period June 1, 2009 through May 31, 2014. Monthly lease payments required over the term of the lease range from $6,035 to $7,242, plus tax and common area maintenance charges. Total rent expense for the year was $73,405.

Future annual minimum payments under the lease for years ending March 31 are as follows:

YEAR	AMOUNT
2012	$ 73,188
2013	78,583
2014	85,697
2015	14,484
TOTAL	$ 251,952

NOTE 10 - At year end, the Company was undergoing a routine audit of its registered investment advisors division by the Securities Exchange Commission (SEC). The Company had submitted responses to the SEC's letter of comments and was awaiting a resolution to the matter. On May 3, 2011 the SEC issued its final report, which resulted in no financial or monetary effect on the Company.

NOTE 11 - During the year the Company was a defendant in two arbitration litigation cases, Michalak v. American Investors Company et al and Dove v. American Investors Company et al. The plaintiff in each case was claiming unspecified damages relating to various causes of action, including fraud, misrepresentation and negligence. The Company contended that neither plaintiff had been monetarily damaged.

In March, 2011, the Company entered into a settlement agreement with Michalak in the amount of $400,000, which was paid prior to March 31, 2011 and is included in these financial statements as an operating expense.

On May 13, 2011, subsequent to year end, the Company entered into a settlement agreement with Dove in the amount of $87,500, which was paid on that date. This settlement amount is not reflected in these financial statements as the liability was not determined until the agreement date.

The payments in the above litigation were merely a settlement of the disputed matters and did not constitute admission of any liability or any wrongdoing by the Company relating to the arbitration litigation.

NOTE 12 - Management has evaluated subsequent events through May 23, 2011, the date the financial statements were available to be issued.

NOTE 13 - Income tax expense(benefit) represents the Company's actual and deferred tax liability and tax refunds for the fiscal year ended March 31, 2011. A deferred income tax benefit in the approximate net amount of $42,500, resulting from timing differences related to depreciation, net unrealized gain from marketable and non-marketable securities, and net operating loss carryovers has been recognized as an asset. The net operating loss carryovers expire March 31, 2031 (federal) and March 31, 2016(state).

Income taxes(benefit) is comprised of the following:

	FEDERAL	STATE	TOTAL
Current	$(32,137)	$ 800	$(31,337)
Deferred	(32,600)	(9,400)	(42,000)
	$(64,737)	$(8,600)	$(73,337)

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2011

TOTAL OWNERSHIP EQUITY		$ 462,515
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	123,596	
Income tax refunds receivable	35,621	
Other receivables	4,839	
Non-marketable securities	77,520	
Prepaid expenses	24,034	
Net equipment	4,644	
Deferred income tax benefit	42,000	
Security deposit	7,242	319,596
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		142,919
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		142,919
HAIRCUTS ON SECURITIES		
Marketable securities (15%)	4,907	
NFS accounts (2%)	1,623	6,530
NET CAPITAL		$ 136,389

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2011

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 131,422
ADJUSTMENTS		
Additional non allowable net commissions receivable		(2,906)
Additional income accruals:		
Commissions receivable		32,092
Adjustments to expense accruals:		
Accounts payable	$(788)	
Commissions payable	(24,231)	
Accrued wages and benefits	1,080	
Payroll taxes payable	(280)	(24,219)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 136,389

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2011

MINIMUM NET CAPITAL REQUIRED		$ 86,735
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 86,735
EXCESS NET CAPITAL		
Net capital	$ 136,389	
Less net capital requirement	86,735	
Excess net capital		$ 49,654
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 136,389	
Less: 10% of total aggregate indebtedness	130,103	
Excess net capital at 1,000%		$ 6,286

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2011

TOTAL A-1 LIABILITIES	$ 1,301,033
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,301,033
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	954%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	73.8%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

In planning and performing our audit of the financial statements of L.S.Y., Inc. dba American Investors Company, as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen & Company

May 23, 2011

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by L.S.Y., Inc. dba American Investors Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.S.Y., Inc. dba American Investors Company's management is responsible for the L.S.Y., Inc. dba American Investors Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the Company's Operating Analysis checking account noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in related schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen + Company

May 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
2682 BISHOP DR STE 123
SAN RAMON CA 94583-4450

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 15,027

B. Less payment made with SIPC-6 filed (exclude interest) (6,969)
10/26/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,058

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,058

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,058

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.S.Y., Inc. dba American Investors Company
(Name of Corporation, Partnership or other organization)

Clarence Yee
(Authorized Signature)

President
(Title)

Dated the 23rd day of May, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2010 and ending March 31, 2011 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,655,346
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	696
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	696
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	< 4,519,883 >
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	< 100,570 >
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	< 18,147 >
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	< 802 >
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest, Dividend Income	< 3,478 >
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,822	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,285	
Enter the greater of line (i) or (ii)	< 2,285 >
Total deductions	< 4,645,165 >
2d. SIPC Net Operating Revenues	$ 6,010,877
2e. General Assessment @ .0025	$ 15,027

(to page 1, line 2.A.)

AMERICAN INVESTORS COMPANY
P.O. BOX 1307 2682 BISHOP DR., STE. 123
SAN RAMON, CA 94583
PH. 925-866-2882

REMITTANCE ADVICE
L.S.Y., Inc dba
American Investors Company

7948

EZShield™ Check Fraud Protection for Business

11-204-1210

PAY AMOUNT OF THE SUM 8058 DOLS 00 CTS DOLLARS

DATE	TO THE ORDER OF	DESCRIPTION	CHECK NUMBER
5/23/11	SIPC	SIPC-7, FYE 03.31.11	7948

CHECK AMOUNT
$ 8,058.00

Security Features Included. Details on Back.

CALIFORNIA BANK AND TRUST
HAYWARD OFFICE
HAYWARD, CALIFORNIA 94545

[signature]

⑈007948⑈ ⑆121002042⑆ 027 1704727 0⑈